UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66211

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walter Greenblatt & Associates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

327 St Marks Avenue
(No. and Street)

Brooklyn	New York	11238
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ezra Angrist 609-497-1282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP
(Name – *if individual, state last, first, middle name*)

290 Broadhollow Road Suite 115E	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Ezra Angrist</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Walter Greenblatt & Associates LLC</u>, as of <u>March 1</u>, 20 <u>21</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RONALD S. SCHIMPF
Notary Public, State of New York
Qualified in Schenectady County
Reg. No. 01SC6154814
My Commission Expires 10/23/2022

Notary Public

_____
Signature

CFO/CCO/FINOP
_____
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALTER GREENBLATT & ASSOCIATES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020

WALTER GREENBLATT & ASSOCIATES, LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020

TABLE OF CONTENTS



Nawrocki**Smith**
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Walter Greenblatt & Associates, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Walter Greenblatt & Associates, LLC (the "Company") as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Walter Greenblatt & Associates, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Walter Greenblatt & Associates, LLC's management. Our responsibility is to express an opinion on Walter Greenblatt & Associates, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Walter Greenblatt & Associates, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Walter Greenblatt & Associates, LLC's financial statements. The supplemental information is the responsibility of Walter Greenblatt & Associates, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Walter Greenblatt & Associates, LLC's auditor since 2020.

Melville, New York
February 26, 2021

Nawrocki Smith LLP

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Current assets:	
Cash	$ 209,380
Accounts receivable (net of allowance for doubtful accounts)	54,664
Prepaid expenses	294
Total Current Assets	264,338
Fixed Assets (net of accumulated depreciation)	2,242
Investment in Illuminare Biotechnologies	555
Total assets	$ 267,135

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accrued expenses and payroll liabilities	$ 33,418
Paycheck Protection Program Loan	37,531
Total Liabilities	70,949
Member's equity	196,186
Total liabilities and member's equity	$ 267,135

The accompanying notes are an integral part of this statement.

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2020

Revenue	
Commissions	$620,549
Consulting Services	63,313
Other Income	40,492
Total Revenue	$724,354
Operating expenses:	
Outside services	258,590
Officers salary	122,100
Employee salaries	137,504
Pension expense	41,550
Professional fees	88,137
Travel expenses	12,442
Payroll taxes	20,686
Office supplies and other expenses	10,784
Telephone expense	6,366
Dues and subscriptions	59,629
Depreciation	743
Meals and Entertainment	785
Total operating expenses	$759,316
Net Loss	($34,962)

The accompanying notes are an integral part of this statement.

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2020

Members Equity	*12/31/2019*	$231,148
Net Loss	*2020*	($34,962)
Less Member Withdrawals		$0
Members Equity	*12/31/2020*	$196,186

The accompanying notes are an integral part of this statement.

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:	
Net Income	($34,962)
Adjustments to reconcile net income to	
net cash used by operating activities:	
Depreciation	743
Changes in operating assets and liabilities:	
Accounts receivable	10,396
Prepaid expenses	265
Accounts expenses and payroll liabilities	(43,106)
Net cash provided by operating activities	(66,664)
Cash flows from investing activities	
Investment in Illuminare Biotechnologies	(555)
Net cash used by investing activities	(555)
Cash flows from financing activities	
Paycheck Protection Loan Program	37,531
Net cash provided from financing activities	37,531
Net change in cash	(29,688)
Cash at beginning of year	239,068
Cash at end of year	$ 209,380
Supplemental disclosures of cash flow information:	
Cash paid during the year for interest	$ -0-
Cash paid during the year for taxes	$ -0-

The accompanying notes are an integral part of this statement.

1. Nature of Company and Summary of Significant Accounting Policies

Business Description

Walter Greenblatt & Associates, LLC offers business consulting and investment banking services to public and private, middle market and early stage companies in the biotech and healthcare related sectors. Consulting services include business plan development, strategic planning and market research and valuation.

Use of Estimates

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its shareholder, elected to be taxed under Subchapter S, of the Internal Revenue Code for federal income tax purposes. Under the provisions of Subchapter S, the Corporation does not pay federal corporate income taxes on its taxable income. Corporate income or loss of any tax credits earned are included in the shareholders' individual income tax returns.

Revenue Recognition

The Company recognizes revenue when services are performed.

Fixed Assets

Additions to fixed assets are recorded at cost. The cost of major additions and betterments are capitalized, while the cost or replacements, maintenance and repairs, that do not improve or extend the useful lives of the related assets are expensed as incurred.

Depreciation is provided principally on the straight-line method over estimated useful lives.

We evaluate fixed assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable or the assets are being held for sale. Upon the occurrence of a triggering event, we review the asset to assess whether the estimated undiscounted cash flows expected for the use of the asset plus residual value from the ultimate disposal exceeds the carrying value of the asset. If the carrying value exceeds the estimated recoverable amounts, we write down the asset to the estimated fair value.

Method of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Subsequent Events

ASC 855 Subsequent Events sets forth general accounting and disclosure requirements for events that occur subsequent to the balance sheet date but before the company's financial statements are issued. We have evaluated events through February 26, 2021, the date which the financial statements were available to be issued.

2. Net Capital

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital is computed under Rule 15c3-1, was $138,431 at December 31, 2020, which exceeded required net capital of $5,000 by $133,431. The ratio of aggregate indebtedness to net capital at December 31, 2020 was 24.1%.

3. Retirement plan

The Company implemented a 401k profit sharing plan in 2009. The plan allows elective employee contributions via salary deferral. The Company also makes an annual profit-sharing contribution to the plan. Pension expense for the period ending December 31, 2020 is $41,550.

4. Concentration of Credit Risk

Cash

At times during the year, the Company had cash balances in financial institutions that exceed Federal depository insurance limits. Management believes that credit risk related to these deposits is minimal.

Accounts Receivable

Accounts receivable from trade customers are generally due upon receipt. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. 100% of the company's total sales were made to four customers.

5. Accounts receivable and the allowance for doubtful accounts

Accounts receivable and the allowance for doubtful accounts are comprised of the following:

	Dec 31, 2020
Accounts Receivable	$54,919
Allowance for doubtful accounts	(255)
Accounts receivable, net of allowance for doubtful accounts	$54,664

6. Revenue from Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; (if applicable, add these - how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events)

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source:

Revenue from contracts with customers:	
Commissions on Capital Raised	$ 620,549
Management Consulting Services	63,313
Total revenue from contracts	$ 683,862

Contract assets and liabilities

Contract assets or liabilities exist when revenue is recognized over time. The Company does not have any contract assets or liabilities at December 31, 2020.

WALTER GREENBLATT & ASSOCIATES, LLC
NOTES TO FINANCIAL STATEMENTS

Performance obligation

Commissions on capital raised: The Company raises investment capital from investors for its clients. Each time an investor invests in one of the Company's clients, the Company charges a commission. Commissions are billed on the date that the client receives the investment funding and relevant documents. The Company believes that the performance obligation is satisfied on that date because that is when the investment is logged by the client company and the investor becomes an owner of the security sold.

Management Consulting Services: The Company provides management consulting services on a monthly basis to certain clients. The services primarily consist of taking the role of acting CFO and related services including, but not limited to, bookkeeping, purchasing and strategic advising on financial matters. Revenue is recognized on the first of the month for the current month.

Costs to Obtain or Fulfill a Contract with a Customer

The Company has recorded certain costs incurred to obtain revenue contracts with its customers, including syndication costs for clients where capital raising has been syndicated. These costs are expensed immediately as there are no performance obligations created for future events.

7. Fixed Assets

Furniture and fixtures	$0
Leasehold improvements	0
Office equipment	21,713
Total	21,713
Less: Accumulated depreciation	($19,471)
Net furniture, fixtures and equipment	$2,242

Depreciation expense for the year ended December 31, 2020 was: $743

8. Related Parties

The Company provides monthly management services for Illuminare Biotechnologies, Inc. The Company owns a minority interest in the voting stock of Illuminare. During 2020, the Company received $54,000 from Illuminare Biotechnologies for its services.

9. Warrants

    Upon each commissionable security sale the Company earns warrants to purchase the same security that was sold in the transaction. The amount of warrants earned is determined according to a schedule outlined in the engagement agreement with the client. At the time of a significant client event the warrants are issued to the Company whereupon they are immediately assigned to its principal. These warrants at December 31, 2020 do not have any value assigned to them. No such events happened in 2020.

10. Paycheck Protection Program Loan

    The Company received a loan from Customers Bank in the amount of $37,531 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated May 1, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. No determination has been made as to whether the Company will be eligible for forgiveness, in whole or in part. The loan bears interest at a rate of 1 % and is payable in monthly installments of principal and interest over 24 months beginning 6 months from the date of the note. The loan may be repaid at any time with no prepayment penalty.

WALTER GREENBLATT & ASSOCIATES, LLC

SUPPLEMENTAL SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2020

SCHEDULE I

WALTER GREENBLATT & ASSOCIATES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2020

Total ownership equity from statement of financial condition	$ 196,186
Total nonallowable assets from statement of financial condition	57,755
Net capital before haircuts on securities positions	138,431
Haircuts on securities	-
Net capital	$ 138,431

Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 33,418
Total aggregate indebtedness	$ 33,418
Percentage of aggregate indebtedness to net capital	24.1%

Computation of basic net capital requirement: Minimum net capital required (6.67% of A.I.)	$ 2,228
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 133,431
Excess net capital at 1000%	$ 135,089

See Report of Independent Registered Public Accounting Firm

SCHEDULE I(CONTINUED)

WALTER GREENBLATT & ASSOCIATES, LLC

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
(X-17A-5)

AT DECEMBER 31, 2020

	Focus Report- Part IIA, as amended Period ended December 31, 2020	Adjustments	Annual Financial Statements at December 31, 2020
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 196,186	$	$196,186
Deductions and/or charges; Total nonallowable assets from statement of financial condition	57,755		57,755
Total deductions	57,755		57,755
Net capital	$ 138,431	$0	$138,431

WALTER GREENBLATT & ASSOCIATES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATED TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.

SCHEDULE III

WALTER GREENBLATT & ASSOCIATES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2020

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the timeframes specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.



Nawrocki**Smith**

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Walter Greenblatt & Associates, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Walter Greenblatt & Associates, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating Walter Greenblatt & Associates, LLC's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2020. Walter Greenblatt & Associates, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts reported on the annual audited Form X-17A-5 Part III for the year ended December 31, 2020, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Walter Greenblatt & Associates, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Walter Greenblatt & Associates, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
February 26, 2021

Nawrocki Smith LLP

WALTER GREENBLATT & ASSOCIATES, LLC

SIPC GENERAL ASSESSMENT RECONCILIATION

DECEMBER 31, 2020

General Assessment Calculation

Total Revenue	$724,354
Revenue Exempt from Assessment	(40,492)
Total Assessable Revenue	683,862
Rate	0.0015
General Assessment Due	1,026
Less Previous Overpayment	0
Plus Interest	0
Remaining Assessment Due	1,026
Paid with SIPC-6	(723)
Balance Due	$303

There is no material difference between the SIPC-7
and this reconciliation



NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Walter Greenblatt & Associates, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Walter Greenblatt & Associates, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3 under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
February 26, 2021

Nawrocki Smith LLP

WALTER GREENBLATT & ASSOCIATES, LLC

EXEMPTION REPORT

DECEMBER 31, 2020

Walter Greenblatt & Associates, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mergers and acquisitions and private placements of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry **PAB** accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, EZRA ANGRIST, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Date: February 26, 2021

Ezra Z. Angrist
FinOp and CCO
Walter Greenblatt & Associates. LLC